Mail Stop 3561

April 30, 2008

Mr. Michael A. Jackson, President & CEO
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4436

Re: **Verso Paper Corp.**
        Registration Statement on Form S-1/A
        Filed on April 28, 2008
        File No. 333-148201

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

Recent Developments, page 7

1.   We note that you have added information regarding your expected results of operations for the quarter ended March 31, 2008. We also note that you state that "the estimates are based upon a number of assumptions, estimates and business decisions that are inherently subject to significant uncertainties and contingencies many of which are beyond our control." Please revise to discuss the assumptions, estimates and business decisions that your estimated results of operations are based upon.

Use of Proceeds, page 28

2.   We note that you intend to pay $23.1 million to Apollo Global Management, LLC to terminate the fee arrangement under the management agreement. Please expand your disclosure of contractual obligations on page 50 to provide a footnote that describes the provisions of this contingency and the timing of when you expect it will impact your cash flows. In addition, disclose the contingency in the notes to your consolidated financial statements.

Certain Relationships and Related Party Transactions, page 90

3.   Please clarify the "other services Apollo may provide to us," as discussed in the last sentence of the third paragraph on page 90. Also, please clarify how long Verso Paper Corp. is subject to the 1% fee if it chooses an advisor other than Apollo for any merger, acquisition, disposition, or financing.

Underwriting

Relationships, page 104

4.   Revise to identify the affiliates and the amounts loaned by the affiliates of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated under the Verso Finance Holdings LLC senior secured term loan facility and the Verso Fiber Farm LLC senior secured term loan facility and revolving credit facility.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

5.   Please submit the Exhibit 1.1, Form of Underwriting Agreement, with your next amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Joshua Thomas at (202) 551-3832. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: John Huber, Esq.
        Fax: (202) 637-2201